SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 1, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications files a supplementary report regarding a private issuance in israel of untradeable option warrants exercisable for the Company's Debentures (Series G)

PARTNER COMMUNICATIONS FILES A SUPPLEMENTARY
REPORT REGARDING A PRIVATE ISSUANCE IN ISRAEL OF
UNTRADEABLE OPTION WARRANTS EXERCISABLE FOR
THE COMPANY'S DEBENTURES (SERIES G)

ROSH HA'AYIN, Israel, May 1, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, files today a supplementary report to the immediate report that it filed on April 17, 2019 (reference no. 2019-02-035043) with respect to a private placement of untradeable option warrants (Series A) and option warrants (Series B), that are exercisable for the Company's Series G debentures ("the Original Immediate Report"):

1.
The amount of option warrants that will be allotted, subject to the fulfillment of the preconditions are as follows: 2,249,242 option warrants (Series A) that are exercisable for NIS 224,924,200 par value of Series G debentures and 1,009,104 option warrants (Series B) that are exercisable for NIS 100,910,400  par value of Series G debentures.

2.
In the paragraph in the Original Immediate Report that relates to the discount rate that will apply in case of the exercise of the option warrants for Series G debentures, the following marked changes will apply:

 The Series G debentures in circulation were issued without a discount and insofar as   the option warrants are not exercised there will be no change in the aforesaid as a result of the allotment of the option warrants. The adjusted value (principal and interest) of NIS 1 par value Series G debentures as of April 16, 2019 is NIS 1.011. The total consideration for the allotment of the option warrants and exercise of the option warrants (Series A) is NIS 0.995 for 1 par value Series G debentures. The total consideration for the allotment of the option warrants and the exercise of the options (Series B) is NIS 0.99 for 1 par value Series G debentures. The said consideration is lower than the adjusted value of the debentures and therefore the Series G debentures that will be issued as a result of exercise of the option warrants will be issued at a discount. Pursuant to approval by the Tax Authority for a "green track" arrangement received by the Company, a uniform discount rate will be determined according to a formula that weights the discount rates of the debentures.  The Company will report the discount rate in an immediate report immediately thereafter, insofar as the debentures deriving from the exercise of the option warrants will be issued at a discount (with details for each series and to the extent that a change in the exercise price will occur until that date as a result of the said lowering of rating, the Company will specify the exercise price according to which the calculation was performed) and what is the uniform discount rate that will apply to the entire series (among other things, based on the adjusted value as it will be on the relevant exercise date).

The option warrants, that are not being offered or sold in the United States, may be transferred only to persons outside the United States and the option warrants may only be exercised by persons who certify that they are outside the United States, and the Series G debentures may be issued, allotted and sold upon exercise of the option warrants only to persons outside the United States. The option warrants and the Series G debentures have not been and will not be registered under the US Securities Act of 1933, as amended ("the Securities Act"), or with any securities regulatory authority of any state or other jurisdiction of the United States and are being offered and sold only outside the United States in transactions not subject to the registration requirements of the Securities Act. There will be no public offering of any securities referred to herein in the United States.

Each holder of an option warrant shall declare within the provisions of the option warrant that will be issued to it, that it is a resident of Israel, that it is not a U.S. Person, that it did not purchase the option warrants and/or the underlying debentures for a U.S. Person and/or for a person located in the United States, that it was not staying in the United States when it submitted an application to purchase the option warrants and that it did not purchase the option warrants with the intention of carrying out a “distribution” in the United States (as these terms are defined in the U.S. securities laws).

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR SINGAPORE.

For additional details regarding the Company's Series G debentures, see the Company's Shelf Offering Report that the Company published on January 3, 2019 (on Form 6-K) at: https://www.sec.gov/Archives/edgar/data/1096691/000117891319000035/zk1922436.htm or https://mayafiles.tase.co.il/rpdf/1206001-1207000/P1206884-00.pdf and also the Company's Annual Report on Form 20-F for the year ended December 31, 2018 – "Item 5B. Liquidity and Capital Resources".

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995/ Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements. All statements other than statements of historical fact included in this press release, including statements relating to the completion of the issuance of the private placement of the Option Warrants and the debentures that will result from the exercise of the Option Warrants and any other statement regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: May 1, 2019